SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LIBERTY TAX CREDIT PLUS, L.P.

(Name of Subject Company)

Liberty Tax Credit Plus, L.P.

Related Credit Properties

Liberty Associates III L.P.

(Name of Person(s) Filing Statement)

Beneficial Assignment Certificates and Limited Partnership Interests

(Title of Class of Securities)

531280105

(CUSIP Number of Class of Securities)

Alan Hirmes

Chief Executive Officer

Related Credit Properties

Liberty Associates III L.P.

625 Madison Avenue

New York, New York 10022

(212) 317-5700

With Copies to:

Mark Schonberger, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, NY 10022

(212) 318-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  |_|

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Liberty Tax Credit Plus, L.P. (the “Partnership”) with the Securities and Exchange Commission (the “Commission”) on July 21, 2006. Instead of mailing the Schedule 14D-9 to Unit holders, the Partnership has issued a press release regarding its response to the Tender Offer Statement on Schedule TO (the “Schedule TO”) for its Units. The press release has been added as an exhibit to Item 9 of the Schedule 14D-9 and the Exhibit Index has been revised accordingly.

ITEM 9.	EXHIBITS

Item 9 is hereby amended and supplemented to add the following exhibit:

(a)(6)	Press release by the Partnership, dated July 26, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY TAX CREDIT L.P.

By: Liberty Associates Properties III L.P., a General Partner

By: Credit Properties GP, LLC, its General Partner

By:          /s/ Alan P. Hirmes

Name: Alan P. Hirmes

Title:	President and Chief Executive Officer

Dated: July 26, 2006

LIBERTY ASSOCIATES PROPERTIES III, L.P.

By: Related Credit Properties L.P., its General Partner

By: Related Credit Properties Inc., its General Partner

By:          /s/ Alan P. Hirmes

Name: Alan P. Hirmes

Title:	President and Chief Executive Officer

Dated: July 26, 2006

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)**	Purchasers’ Offer to Purchase Units of the Partnership, dated July 7, 2006 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on July 7, 2006)
(a)(1)(ii) **	Letter of Transmittal and related instructions, dated July 7, 2006 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on July 7, 2006)
(a)(1)(iii) **	Purchasers’ Letter to Unit holders of the Partnership, dated July 7, 2006 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on July 7, 2006)
(a)(5)(i)	**	Letter to Unit holders, dated July 21, 2006
(a)(6)		Press release by the Partnership, dated July 26, 2006
(d)(1)(i) **

Limited Partnership Agreement of Liberty Tax Credit Plus L.P. dated October 9, 1987 (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

(d)(1)(ii) **

Form of Amended and Restated Agreement of Partnership of Liberty Tax Credit Plus L.P. (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

(d)(1)(iii) **

Certificate of Limited Partnership of Liberty Tax Credit Plus L.P., together with amendments, filed September 14, 1987 and October 8, 1987 (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

(d)(2) **	Indemnity Agreement between the Partnership and MacKenzie Patterson Fuller, L.P., SCM Special Fund, LLC, and Sutter Opportunity Fund III, LLC, dated May 22, 2006

___________________

** Previously filed.

Exhibit (a)(6)

For Immediate Release	Contact: Millie Brogle (800) 600-6422, ext. 6452

LIBERTY TAX CREDIT PLUS L.P.

RESPONDS TO TENDER OFFER

New York, New York, July 26, 2006 -- Liberty Tax Credit Plus L.P. (“Liberty”) responded to an unsolicited tender offer (the “Offer”) by SCM Special Fund, LLC, MPF-NY 2006, LLC, MPF Senior Note Program I, LP, MPF Flagship Fund 11, LLC, MPF DeWaay Premier Fund 3, LLC (collectively the “Offerors”) to purchase up to 3,197.50 Beneficial Assignment Certificates (“Units”) representing assignments of limited partnership interests in Liberty at a price of $125 per Unit, less the amount of any distributions declared or made with respect to the Units between July 7, 2006 and August 8, 2006 or such other date to which the Offer may be extended.

The Offerors are not affiliated with Liberty or its general partners (the “General Partners”). The Offerors filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on July 7, 2006.

Following receipt of the terms of the Offer, Liberty and its General Partners reviewed and considered the Offer. On July 20, 2006, the Partnership and the General Partners filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC as required under Section 14(d)(4) of the Securities Exchange Act of 1934. As disclosed in the Schedule 14D-9, the Partnership and the General Partners are expressing no opinion and are remaining neutral with respect to the Offer.

Although the General Partners are not making a recommendation with respect to the Offer, as set forth in the Schedule 14D-9, the General Partners believe that Unit holders should carefully consider the following information in making their own decisions of whether to accept or reject the Offer:

•

Liberty is in the process of liquidating its portfolio of investments in its local partnerships. It is uncertain at this time how much money, if any, will be realized by Liberty and its Unit holders from the liquidation of its investments. Liberty has not prepared for itself or received from any third party any valuations of its investments. Accordingly, it takes no position on whether or not the Offer and its purchase price are attractive or unattractive to Unit holders from an economic point of view.

•

The Offer raises certain questions about its potential impact on the Liberty’s tax status for federal income tax purposes. Liberty is currently treated, and has since its inception been treated, as a partnership and a pass-through entity for federal income tax purposes -- a tax status that is desirable and beneficial to Liberty and its investors. That beneficial tax status might be lost, and Liberty might be taxed as a corporation, if it were deemed to be a “publicly traded partnership” within the meaning of the Internal Revenue Code and certain regulations promulgated by the Internal Revenue Service. It is uncertain whether or not the Offer, if consummated, might cause Liberty to be deemed a “publicly traded partnership.” Accordingly, Liberty will not permit any Units to be transferred pursuant to the Offer unless and until the Offerors provide it with (i) an opinion of counsel that the Offer will not result in Liberty being deemed to be a “publicly traded partnership” for federal income tax purposes and (ii) an agreement to indemnify Liberty, its General Partners and its Unit holders for any loss or liability relating to any adverse tax consequences arising from the Offer. This legal opinion and indemnity must be in a form and content satisfactory to Liberty and its counsel. Certain of the Offerors and their affiliates have previously provided to Liberty such a legal opinion and indemnity in connection with a prior tender offer seeking less than 5% of Liberty’s Units. Counsel for the Offerors has orally stated to

Liberty’s counsel that the Offerors will provide the required legal opinion and indemnity with respect to transfers made pursuant to the Offer.

Each Unit holder should consult with his, her or its own investment, tax and legal advisors in deciding whether or not to tender units in response to the Offer.

Certain statements in this press release may constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are detailed in Liberty Tax Credit Plus L.P.’s Annual Report on Form 10-K for the period ended March 15, 2006, and in its other filings with the Securities and Exchange Commission. Such forward-looking statements speak only as of the date of this press release. Liberty Tax Credit Plus L.P. expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Liberty Tax Credit Plus L.P.’s expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based.

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